[SICHENZIA ROSS FRIEDMAN FERENCE LLP LETTERHEAD]


Charito A. Mittelman, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                                              September 12, 2006

      Re:    China Housing & Land Development, Inc.
             Registration Statement on Form SB-2
             Filed August 23, 2006
             File No. 333-136847

Dear Ms. Mittelman:

      This firm represents China Housing & Land Development, Inc. (the "Company") in the above-referenced matter. Below please find our responses to your comment letter, dated September 5, 2006:


Undertakings, Page II-4

1. Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

      Response

      We have noted your comments and have revised the undertakings of Part II to include the undertakings required by Item 512(g)(2) of Regulation S-B.


2. Please tell us why you have include the Item 512(a)(4) of Regulation S-B undertaking. The undertaking does not appear to apply since you are registering for resale shares to be offered by selling shareholders rather than conducting a primary offering. Please advise.

      Response

      We have noted your comments and have revised the undertakings of Part II to delete the undertakings of Item 512(a)(4) of Regulation S-B.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                   Sincerely,

                                   /s/Yoel Goldfeder

                                   Yoel Goldfeder